FORM 51-102F3
NATIONAL INSTRUMENT 51-102
MATERIAL CHANGE REPORT UNDER SECTION 7.1 OF NI 51-102

FILED VIA SEDAR

Item 1.             Name and Address of Company

Micromem Technologies Inc.
121 Richmond Street West, Suite 304
Toronto, ON M5H 2K1

Item 2.             Date of Material Change

Material changes took place on January 22 and January 24, 2013.

Item 3.             News Release

On January 24, 2013, a news release in respect of the material changes was released by Canada News Wire (CNW).

Item 4.             Summary of Material Change

The material changes are fully described in the Company's press release which is attached as Schedule "A" and is incorporated herein.

Item 5.             Full Description of Material Change

The Company completed the first tranche of a non-brokered arm’s length private placement totalling 1,967,117 Units at a subscription price of CDN $0.16125 per Unit. Each Unit is comprised of one common share (“Common Share”) and one common share purchase warrant (“Warrant”). Each Warrant may be exercised for one Common Share at an exercise price of CDN $0.215 for a period of one year. The Company expects to close a second tranche of up to 500,000 Units within the next 10 days. The private placement was reviewed & approved unanimously by the board.

The Company raised $92,400 through the exercise of 770,000 Common Share Purchase Warrants (“Warrants”) with strike price of $0.12 CDN.

The Company issued 1,090,000 options to Directors, Officers and Employees to purchase common shares of the Company (the “Options”), in accordance with the 2007 Micromem Technologies Inc. Stock Option Plan, as amended on one or more occasions at a strike price of CDN $0.30.

Item 6.             Reliance on Section 7.1(2) or (3) of National Instrument 51-102

The report is not being filed in reliance on section 7.1(2) or (3) of National Instrument 51-102.

Item 7.             Omitted Information

No information has been omitted.

Item 8.             Executive Officer

Joseph Fuda

Item 9.             Date of Report

January 24, 2013

SCHEDULE “A”

FOR IMMEDIATE RELEASE	January 24, 2013

Micromem Technologies Inc. Completes Private Placements and Grants Options

Toronto, New York, January 24, 2013: Micromem Technologies Inc. (the “Company”) (CNSX: MRM, OTCBB: MMTIF) announces the completion of the first tranche of an arm’s length, non-brokered private placement totalling 1,967,117 Units (“Unit”) at a subscription price of CDN$0.16125 per Unit for gross proceeds of CDN $317,197.62. Each Unit is comprised of one Common Share (“Common Share”) and one Common Share Purchase Warrant (“Warrant”) that will be subject to resale restrictions. Each Warrant may be exercised for one Common Share at an exercise price of CDN $0.215 for a period of one year. The Company expects to close a second tranche of up to 500,000 Units within the next 10 days. In addition, the Company issued 770,000 Common Shares through a warrant exercise for total proceeds of CDN $92,400.00. These Warrants were originally issued in connection with financings completed in 2012. The proceeds from the offering and the exercise of warrants will be used for general working capital purposes.

The Company also announces the issuance of 1,090,000 options to purchase common shares of the Company (the “Options”), in accordance with the 2007 Micromem Technologies Inc. Stock Option Plan, as amended on one or more occasions. These Options have been issued to the Directors, Officers and Employees of the Company at a strike price of $0.30 CDN.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
                CNSX - Symbol: MRM
Shares issued: 139,054,467
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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